[Letterhead of Canadian National Railway Company]

June 8, 2010

Mr. David Humphrey
Branch Chief; Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:                Canadian National Railway Company
        File No. 1-02413
        SEC Comment Letter Dated May 25, 2010 on Form
        40-F for Fiscal Year Ended December 31, 2009

Dear Mr. Humphrey,

Thank you for your letter dated May 25, 2010 with respect to our Form 40-F filing for fiscal year ended December 31, 2009 with the United States Securities and Exchange Commission (the “SEC”).  We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our public filings.  In that regard, we are pleased to respond and provide you with the information relating to the comments that you have made.

We understand that Canadian National Railway Company (“the Company”) is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosures in response to Staff comments for consistency with the SEC’s letter do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For ease of reference, we have reproduced each of the Staff comments in italics with the Company’s response following the comment to which it relates.

Comment 1

Given the importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and

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equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors and that your discussion should be further expanded.  For example, to the extent that your new and replacement properties are self-constructed and such work is performed by employees, please disclose the types and nature of costs capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are distinguished from the costs of deconstruction and removal of replaced assets.

Response to Comment 1

We have noted your observation and will expand our disclosure in our next annual filing to include the types and nature of direct costs and indirect costs capitalized on our self-constructed properties, which comprise incremental costs that would not have been incurred if the installation activity did not occur.

We will also disclose how the costs of deconstruction and removal of replaced assets, also referred to as dismantling costs, are distinguished from capitalized costs.

Comment 2

We note your disclosure that labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet your minimum threshold for capitalization, and that major overhauls and large refurbishments are also capitalized when they extend the useful life or increase functionality of the asset.  Please tell us supplementally whether you capitalize the cost of certain repair and maintenance activities such as rail grinding, shoulder ballast cleaning, and other similar costs.  We believe that expensing such costs as incurred may be the preferable method of accounting because the related activities typically (i) recur at intervals shorter than the life of the underlying assets, (ii) allow the underlying assets to reach their currently estimated useful lives but do not extend their lives, and (iii) restore the condition of the underlying assets but do not enhance them beyond their original condition.

Response to Comment 2

As discussed in the Company’s Note 1 to the 2009 Annual Consolidated Financial Statements “Summary of significant accounting policies,” the Company capitalizes costs associated with the installation and replacement of Track and Roadway property as well as costs incurred that extend the useful life or increase the functionality of such property. Maintenance costs are expensed as incurred.

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In relation to rail grinding activities, the Company concurs with the SEC’s view that expensing such costs as incurred may be the preferable method of accounting in a situation where the maximum or ultimate life of the rail asset is used (which already reflects the life-enhancing benefits of rail grinding) in depreciating the rail asset.

In the Company’s view, the appropriate method of accounting for rail grinding is dependent on whether or not life-enhancing activities, such as rail grinding, are reflected in the anticipated rail asset life as established at the date of the financial statements.  Accordingly, the Company uses an initial asset life for rail that excludes the impact of future rail grinding activity and incrementally extends the useful life of the rail asset as the rail grinding activity is performed. The initial service life of the rail asset is set based on usage and is measured in millions of gross tons per mile (GTMs) , determined using railroad industry research and testing. The annual composite depreciation rate for the rail asset is determined by dividing the number of GTMs carried over the rail by the estimated service life of the rail measured in millions of GTMs. The estimated service life of the rail asset is then increased incrementally, although not to its maximum or ultimate life, as rail grinding is performed thereon. As such, the costs incurred for rail grinding extend the estimated useful life of the rail asset given that additional GTMs can be carried over the rail for its remaining service life.

Given the shorter rail asset life assumed at inception and the incremental increase in life of such rail as rail grinding is performed, it is the Company’s view that its current policy appropriately reflects that rail grinding activities extend the useful life of rail beyond its original condition and assumed useful life. Through a composite depreciation rate, the Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by the rail grinding. Accordingly, it is the Company’s view that its accounting for rail grinding is the preferable method in accordance with Generally Accepted Accounting Principles (GAAP) given the rail life assumption used.

The Company engages in “shoulder ballast undercutting” or also referred to as “shoulder ballast cleaning,” that consists of removing some or all of the ballast, which has deteriorated over its useful life, and replacing it with new ballast. Under the group method of accounting for properties, the deteriorated ballast is retired at its historical average cost measured using the quantities of new ballast added.

1 Gross ton per mile is the number of tons behind the locomotives (cars and contents) including company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

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It is the Company’s view that the replacement of ballast is not a repair or maintenance activity because ballast is considered a separate asset class.  When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. It is the Company’s view that shoulder ballast undercutting is appropriately capitalized under GAAP given that an existing asset is retired and replaced with a new asset.

Comment 3

On a related matter, consider expanding your disclosure to quantify the amount of your maintenance costs for each period presented, and also quantifying the amount of costs of developing computer software for internal use, if material.  In addition, please provide us with more information, including specific examples, with respect to your minimum threshold for capitalization.

Response to Comment 3

In the Company’s view, the term “maintenance costs” does not have a standardized meaning prescribed by GAAP. As such, disclosure of such information would make comparisons to similar information, if also presented by other Railroads, difficult for a financial statement user and would be subject to interpretation. The Company does not consider disclosure of such information appropriate given that it is not a GAAP requirement and lacks a standardized definition.

The Company capitalized $82 million in 2009, $92 million in 2008 and $57 million in 2007 of internally developed software costs following Accounting Standards Codification (ASC) 350-40, “Intangibles – Goodwill and Other, Internal – Use Software.”  The Company will comply and disclose these amounts in its future annual filings.

The Company has a well defined, rigorous and disciplined process to determine whether its many railroad projects qualify for capitalization. Each project is considered a discrete activity and the capital versus expense determination depends on the nature of the work performed.  With respect to our minimum threshold for capitalization for Land, Track and Roadway projects, expenditures must either meet a minimum level of activity, extend the life of an asset, or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity in order for such expenditures to be capitalized.

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With regard to Land, Track and Roadway, the minimum level of activity that results in capitalization is as follows:

Land: all purchases of land,
Grading: installation of road bed, retaining walls, drainage structures,
Rail and Other Track Material (OTM): installation of 39 continuous feet of rail (not track) or more and related OTM,
Ties: installation of 5 ties per 39 feet of track,
Ballast: installation of 171 cubic yards of ballast per mile (amount required to lift the track by 1 inch).

Comment 4

We note your disclosure that, upon the sale or retirement of railroad properties in the normal course of business, cost less salvage value is charged to accumulated depreciation, and no gain or loss is recognized in income.  Apart from the comprehensive depreciation studies on a periodic basis, please disclose in future filings and tell us in more detail whether you had any unusual events (not in the normal course of business) during the last three fiscal years that resulted in the recording of a gain or loss upon the retirement (not sale) of railroad properties.  If so, please describe the nature of such events and how you determined these events were unusual.

Response to Comment 4

The Company did not have any unusual events during the last three fiscal years that resulted in the recording of a gain or loss upon the retirement of railroad properties other than land sales.

We have noted your observation and will disclose in future filings the nature and determination of such events should the Company have a material retirement other than in the normal course of business.

Sincerely,

/s/ Luc Jobin
Luc Jobin
Chief Financial Officer, CN

Cc:          Claude Mongeau, President and Chief Executive Officer, CN
Cc:          Beverly A. Singleton, SEC Staff Accountant

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